SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

WORTHINGTON INDUSTRIES, INC.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

     981811   10   2

(CUSIP Number)

Dale T. Brinkman, Esq.
Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085
(614) 438-3001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Cover page continued on the following page)

1.	NAME OF REPORTING PERSON

John P. McConnell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions):
(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 15,107,581

8.	SHARED VOTING POWER: 568,977

9.	SOLE DISPOSITIVE POWER: 15,107,581

10.	SHARED DISPOSITIVE POWER: 2,997,289

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,104,870

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.9%

14.	TYPE OF REPORTING PERSON (see instructions):

IN

Item 1.             Security and Issuer.

 This Amendment No. 3 to Schedule 13D (this “Schedule 13D/A”) relates to the Common Shares, no par value (the “Common Shares”), of Worthington Industries, Inc., an Ohio corporation (“Worthington Industries”).  The address of the principal executive offices of Worthington Industries is 200 Old Wilson Bridge Road, Columbus, OH 43085.

Item 2.             Identity and Background.

 (a)      Name of reporting person:

John P. McConnell (referred to in this Schedule 13D/A as “Mr. McConnell”)

 (b)      Business address of reporting person:

Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

 (c)      Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. McConnell serves as the Chief Executive Officer, a director and the Chairman of the Board of Worthington Industries, a diversified metal processing company.  The address of the principal executive offices of Worthington Industries is 200 Old Wilson Bridge Road, Columbus, OH  43085.

 (d)      During the last five years, Mr. McConnell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e)      During the last five years, Mr. McConnell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f)      Citizenship of reporting person:

United States of America

Item 3.             Source and Amount of Funds or Other Consideration.

 Please see Items 4 and 5 of this Schedule 13D/A.

Item 4.             Purpose of Transaction.

 On April 30, 2008, Mr. McConnell filed his initial Schedule 13D to report that he had become the beneficial owner (for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of more than five percent of the outstanding Common Shares of Worthington Industries.

 On January 8, 2010, Mr. McConnell filed Amendment No. 1 to Schedule 13D to report that, in connection with the sale by Mr. McConnell of Common Shares of Worthington Industries in a series of open market transactions, Mr. McConnell’s beneficial ownership of the outstanding Common Shares had decreased by more than one percent.

 On January 20, 2011, Mr. McConnell filed Amendment No. 2 to Schedule 13D to update his holdings of the Common Shares of Worthington Industries and to report that, in connection with a decrease in the aggregate number of outstanding Common Shares, Mr. McConnell’s beneficial ownership of the outstanding Common Shares had increased by more than one percent.

 On April 28, 2011, Worthington Industries repurchased 2,700,000 of its Common Shares from an institutional shareholder pursuant to its previously authorized stock buyback program.  Mr. McConnell is filing this Schedule 13D/A to update his holdings of the Common Shares of Worthington Industries and to report that, in connection with a decrease in the aggregate number of outstanding Common Shares, Mr. McConnell’s beneficial ownership of the outstanding Common Shares has increased.

 Mr. McConnell has served as a director of Worthington Industries continuously since 1990.  Since that time, Mr. McConnell’s ownership of the Common Shares of Worthington Industries has been publicly reported on Forms 3 and 4 filed with the Securities and Exchange Commission (the “Commission”) on his behalf, and has been disclosed annually in Worthington Industries’ definitive proxy statements filed with the Commission and made available to the shareholders of Worthington Industries.

 Although Mr. McConnell has not formulated any current plans or proposals relating to securities of Worthington Industries other than as described in this Schedule 13D/A, he may from time to time acquire or dispose of Common Shares and/or other securities of Worthington Industries if and when he deems it appropriate.  Mr. McConnell may formulate other plans or proposals relating to securities of Worthington Industries to the extent deemed advisable in light of general market and economic conditions, investment policies, the prospects of Worthington Industries and various other factors.

Item 5.             Interest in Securities of the Issuer.

 (a)      As of the date of this Schedule 13D/A, Mr. McConnell has beneficial ownership of  18,104,870 Common Shares of Worthington Industries (24.9% of the outstanding Common Shares), including 1,002,000 Common Shares that Mr. McConnell has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date hereof.  The percent of the outstanding Common Shares is based upon the sum of (i) 71,668,547 Common Shares of Worthington Industries outstanding as of May 10, 2011 and (ii) 1,002,000 Common Shares that Mr. McConnell has the right to acquire upon exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date hereof.  Please see the footnotes to Item 5(b) below for information regarding Mr. McConnell’s beneficial ownership of the Common Shares.

 (b)      Number of Common Shares of Worthington Industries as to which Mr. McConnell has:

(i)      Sole power to vote or to direct the vote:  15,107,581 (1)

   (ii)     Shared power to vote or to direct the vote:  568,977 (2)

   (iii)    Sole power to dispose or to direct the disposition of:  15,107,581 (1)

   (iv)    Shared power to dispose or to direct the disposition of: 2,997,289 (2) (3)

(1)
Includes 1,002,000 Common Shares which Mr. McConnell has the right to acquire upon the exercise of stock options which are currently exercisable or will first become exercisable within 60 days of the date hereof.

Includes 20,490 Common Shares held in the Worthington Industries, Inc. Deferred Profit Sharing Plan.

Includes 12,415,982 Common Shares held of record by JDEL, Inc., a Delaware corporation (“JDEL”).  The directors of JDEL have granted Mr. McConnell sole voting and investment power with respect to these 12,415,982 Common Shares.  JDEL has the right to receive the dividends from, and the proceeds from the sale of, such 12,415,982 Common Shares.

Includes 80,009 Common Shares held by Mr. McConnell as custodian for his children.

Includes 118,000 Common Shares held by The McConnell Family Trust of which Mr. McConnell is co-trustee and has sole voting and dispositive power.

Includes 255,875 Common Shares held by the Margaret R. McConnell Trust f/b/o Margaret Kollis of which Mr. McConnell is trustee and has sole voting and dispositive power.

(2)
Includes 442,600 Common Shares held by Mr. McConnell in his capacity as co-executor of the Estate of John H. McConnell.  Mr. McConnell holds shared voting and dispositive power over such 442,600 Common Shares.

Includes 123,000 Common Shares held in The McConnell Educational Foundation for the benefit of third parties of which Mr. McConnell is one of three trustees and shares voting and dispositive power.  Mr. McConnell disclaims beneficial ownership of these 123,000 Common Shares.

Includes 3,377 Common Shares held by Mr. McConnell’s wife as custodian for her son.  For purposes of Rule 13d-3 under the Exchange Act, Mr. McConnell may be deemed to hold shared voting and dispositive power over such 3,377 Common Shares.

(3)
Includes 2,428,312 Common Shares held by an independent corporate trustee in trust for the benefit of Mr. McConnell and his sister.  The independent corporate trustee has voting and dispositive power over such Common Shares; however, the trustee’s investment decisions are subject to the prior approval or disapproval of Mr. McConnell and, accordingly, Mr. McConnell may be deemed to “share” dispositive power with the independent corporate trustee.  Mr. McConnell has the right to change the trustee; however, any successor trustee appointed by Mr. McConnell must be an independent corporate trustee.

 (c)      Other than the transactions reported below, Mr. McConnell has not affected any transactions in the Common Shares of Worthington Industries during the past sixty days.

Date	Number of Common Shares	Acquisition/ Disposition	Price per Common Share	Type of Transaction

3/28/11	74,000	Acquisition	$9.30	Net exercise of nonqualified stock option (1)
3/28/11	37,000	Disposition	$19.75	Net exercise of nonqualified stock option (1)

(1)
On March 28, 2011, Mr. McConnell exercised a non-qualified stock option covering 74,000 Common Shares that was scheduled to expire on March 30, 2011.  In connection with the exercise, Worthington Industries withheld from the Common Shares otherwise deliverable pursuant to the exercise Common Shares having a fair market value  on the exercise date equal to the required withholding taxes applicable to the exercise.  As a result of the “net exercise”, Mr. McConnell received 37,000 Common Shares from Worthington Industries..

 (d)      As described in Item 5(b) above, Mr. McConnell may be deemed to beneficially own certain Common Shares of Worthington Industries that are held of record by other persons.  In such instances, such other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares.  With respect to record owners of more than five percent of the Common Shares of Worthington Industries, as described in Item 5(b) above, JDEL has the right to receive the dividends from and the proceeds from the sale of the 12,415,982 Common Shares (17.3% of the outstanding Common Shares) that are held of record by JDEL and included in Mr. McConnell’s beneficial ownership within this Schedule 13D/A.

 (e)      Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Please see Item 5(b) of this Schedule 13D/A for a description of Mr. McConnell’s voting and dispositive power with respect to the Common Shares of Worthington Industries.

 Except as set forth in this Schedule 13D/A, Mr. McConnell does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Worthington Industries, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.             Material to be Filed as Exhibits.

 Not applicable.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 2011

/s/ John P. McConnell
John P. McConnell